February 9, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention: James E. O’Connor, Esq.

Re:	Solar Capital Ltd.

Common Shares of Beneficial Interest

Registration Statement on Form N-2

File No. 333-148734

Dear Mr. O’Connor:

In connection with the above-referenced Registration Statement on Form N-2 (File No. 333-148734) (the “Registration Statement”), we hereby advise you that the number of preliminary prospectuses, dated January 27, 2010 (each, a “Preliminary Prospectus”), distributed between January 27, 2010 and the date hereof is approximately 15,000.

The foregoing information with respect to the distribution of the Preliminary Prospectus is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of Solar Capital Ltd. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 11:00 a.m., Eastern Time, on February 9, 2010, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
As Representative

By:	/s/ Josh Lewis
Josh Lewis
Vice President - Alternative Assets Group